December 24, 2009
VIA FAX AND COURIER
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Re:	Aspen Insurance Holdings Limited Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the quarterly period ended June 30, 2009 (File No. 001-31909)
Dear Mr Rosenberg
I refer to your letter of December 23, 2009 in relation to the above addressed to Christopher O’Kane, Chief Executive Officer of Aspen Insurance Holdings Limited. I also refer to a telephone conversation of yesterday between your office and Richard Houghton, Chief Financial Officer of Aspen Insurance Holdings Limited.
Aspen Insurance Holdings Limited notes the content of your letter and will respond within a timely manner. A number of your comments, however, relate to issues of detail which will require considerable coordination, both internally and with our external advisors. Given the timing of receipt of your letter and the pending holiday period we do not believe that it will be possible to facilitate this within the 10 business day response period your have requested.
In addition, the comments in your letter as to executive compensation request a draft of the disclosure to be included in our Form 10-K for the Fiscal Year Ended December 31, 2009. As you will appreciate, in particular in light of the current regulatory and shareholder focus on compensation issues, our disclosure as to executive compensation is currently subject to considerable discussion between management, our Compensation Committee and outside advisors. We believe that this process should be substantially completed before a draft is forwarded to you. We anticipate that the majority of this work will take place during January 2010, although it may not be finally approved by our Compensation Committee and Board until February 2010.
Accordingly, as requested in your letter, I am writing to advise that Aspen Insurance Holdings Limited anticipates being in a position to respond to the comments in your letter by the end of January 2010. I trust that in light of the explanation set out above this timeframe is acceptable. If you would like to discuss this issue further, however, please do not hesitate to contact me at +44 207 184 8282 or via email at michael.cain@aspen-re.com.

Yours sincerely
/s/ Michael Cain
Michael Cain
Group General Counsel